SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


(Mark One)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           (X)          SECURITIES EXCHANGE ACT OF 1934

                                    For the fiscal year ended December 31, 1999

                                                        OR
           (   )        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number:  0-21318

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            O'Reilly Automotive, Inc.
                               233 South Patterson
                           Springfield, Missouri 65802

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 11-K

                              REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated May 18, 2000.

(b) Exhibits. A consent of Ernst & Young LLP is being filed as Exhibit 23 to this Report.

                       Financial Statements and Schedules

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 December 31, 1999 and 1998, and the year ended
                                December 31, 1999
                       with Report of Independent Auditors

                         Report of Independent Auditors


The Plan Administrators and Participants
O'Reilly Automotive, Inc.
    Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits (modified cash basis) at December 31, 1999 and 1998, and changes in its net assets available for plan benefits (modified cash basis) for the years then ended on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules (modified cash basis) and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                               Ernst & Young LLP

Kansas City, Missouri
June 30, 2000

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedules

                 December 31, 1999 and 1998, and the year ended
                                December 31, 1999




                                    Contents

Report of Independent Auditors ...............................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Plan Benefits..........................3
Statement of Changes in Net Assets Available for Plan Benefits................4
Notes to Financial Statements.................................................5

Supplemental Schedules (Modified Cash Basis)

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes........12
Schedule H, Line 4j - Schedule of Reportable Transactions....................13

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)


                                                     December 31,
                                            1999                    1998
                                           ------                  ------
Assets
Investments, at fair value (Note 3)        $38,885,736             $36,342,012
Net assets available for benefits          $38,885,736             $36,342,012


See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 1999

    Additions:
       Investment income:
        Net realized and unrealized depreciation in
        fair value of investments (Note 3)               $  (527,214)
        Dividend and interest income                            463,091
      Contributions:
        Employer                                              2,122,039
        Employee                                              2,502,151
                                                -----------------------
                                                              4,624,190
                                                -----------------------
    Total additions                                           4,560,067

    Deductions:
      Distributions to participants                          (2,016,343)
                                                -----------------------
    Net increase                                              2,543,724
    Net assets available for benefits, at beginning of year  36,342,012
                                                -----------------------
    Net assets available for benefits, at end of year       $38,885,736
                                                -----------------------

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                                December 31, 1999


1.  Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O'Reilly Automotive, Inc. (the "Company") Profit Sharing and Savings Plan (the "Plan"):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common collective trusts, registered investment company funds and in the O'Reilly Automotive, Inc. Stock Fund is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



2.  Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months and at least 1,000 hours of service in a 12-consecutive-month period of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 15% of their annual compensation to the Plan. At its discretion, the Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 2% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. All employer contributions are invested in the O'Reilly Automotive, Inc. Stock Fund. During the year ended December 31, 1999, the Plan received discretionary contributions from the Company amounting to $1,300,000, not including matching contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Allocations of company contributions are based on participant earnings. Allocations of plan earnings are based on participants' account balances. Forfeitures of terminated participants' non-vested accounts are taken against the plan's administrative costs and the company contributions.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after three years of service with the Company. Vesting increases in 20% increments annually to 100% after seven years.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect as reported in the Wall Street Journal on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than ten years.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)


2.  Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly installments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 1999 and 1998, terminated employees had approximately $259,000 and $669,000, respectively, included in net assets available for plan benefits which were to be paid in 2000 and 1999, respectively. The Company currently pays 100% of the administrative expenses associated with the Plan.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)


3.  Investments

At December 31, 1999, the Plan's investments are held by SunTrust, in a bank-administered trust fund. At December 31, 1998, the Plan's investments were held by Bankers Trust, in a bank-administered trust fund. The trustee has full discretionary authority for the purchase and sale of investments, subject to certain restrictions as specified in the trust agreement and in ERISA.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                               1999                1998
                                        ---------------------------------------
SunTrust common collective trusts:
  Classic Balanced Fund                      $ 3,504,817        $    --
  Stable Asset Fund                            4,652,091             --
Registered investment company fund:
  Vanguard 500 Index Fund                      5,685,920             --
Bankers Trust common collective trusts:
   Stable Value Government                        --              4,983,719
   Intermediate & Long Term Bond Fund             --              1,301,474
   Asset Management Fund                          --              3,604,702
   Equity  Index Fund                             --              4,937,181
O'Reilly Automotive, Inc. Stock Fund-
    Particpant Directed                        8,376,525          7,385,258
O'Reilly Automotive, Inc. Stock Fund-
    Nonparticipant Directed                   11,686,247         11,910,557

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



3.  Investments (Continued)

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                          Net Appreciation
                                                         (Depreciation) in
                                                            Fair Value of
                                                             Investments
                                                    ---------------------------
    Year ended December 31, 1999
    Fair value as determined by quoted market
       prices of the underlying securities:
        Stable Asset Fund                                 $   102,720
        Classic Investment Grade Bond Fund                    (83,922)
        Classic Balanced Fund                                  76,022
        Classic Capital Appreciation Fund                        (703)
        Vanguard 500 Index Fund                               929,106
        Fidelity Advisor Growth Opportunities Fund            (70,579)
        Janus Worldwide Fund                                  284,604
        Classic Small Cap Fund                                 (2,615)
        American Century Value Advisor Fund                    (9,112)
        O'Reilly Automotive, Inc. Stock Fund               (1,752,735)
                                                    ---------------------------
                                                          $  (527,214)
                                                    ===========================

                           O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        December 31,
                                                    1999             1998
                                                -------------------------------
Net assets:
O'Reilly Automotive, Inc. Stock Fund               $ 11,686,247    $ 11,910,557
                                                -------------------------------
                                                   $ 11,686,247    $ 11,910,557
                                                ===============================

                                                               Year Ended
                                                            December 31, 1999
                                                          ---------------------
Changes in net assets:
       Contributions                                          $      2,043,675
       Net depreciation in fair value                               (1,101,303)
       Distributions to participants                                (1,166,682)
                                                          ---------------------
                                                              $       (224,310)
                                                          =====================

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the latest tax determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.


6.  Subsequent Events

The market price of the O'Reilly Automotive, Inc. common stock has declined from $21.50 per share at December 31, 1999 to $15.00 per share at May 18, 2000. This decline has caused the fair value of the O'Reilly Automotive, Inc. Stock Fund to decrease approximately $5.8 million in fair value.

                             Supplemental Schedules

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                           EIN#-44-00618012 Plan#-002

                               Schedule H, Line 4i
                 Schedule of Assets Held for Investment Purposes


                                December 31, 1999

                                             Number of
    Identify of Issue                         Shares    Cost        Fair Value
-------------------------------------------------------------------------------
SunTrust common collective trusts*:
      Stable Asset Fund                                 $ 1,420,511 $ 4,652,091
      Classic Investment Grade Bond Fund                  1,212,219   1,265,480
      Classic Balanced Fund                               2,479,454   3,504,817
      Classic Capital Appreciation Fund                      85,716      85,188
      Classic Small Cap Fund                                 89,508      88,516
Registered investment company funds:
    Vanguard Index 500 Fund                               3,083,484   5,685,920
    Fidelity Advisor Growth Opportunities Fund            1,240,336   1,212,335
    Janus Worldwide Fund                                    641,576     909,066
    American Century Value Advisor Fund                      61,842      52,558
O'Reilly Automotive, Inc. Stock Fund*          933,152   12,260,640  20,062,772
Participant loans (interest rates ranging from
     7.0% to 10.3%)                                           --      1,366,993

                                                        -----------------------
                                                        $22,575,286 $38,885,736
                                                        =======================

*Party-in-interest to the Plan

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                           EIN #-44-0618012 Plan #-002

                               Schedule H, Line 4j
                       Schedule of Reportable Transactions


                          Year ended December 31, 1999

Identity                                                                                          Current
of Party                                                                             Cost of      Value of      Net Gain
Involved            Description of Assets             Purchases        Sales         Assets       Assets        (Loss)
-------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of  transactions in excess of 5% of plan assets
SunTrust    O'Reilly Automotive, Inc. Stock Fund     $8,367,497       $    --        $8,367,497  $8,367,497     $  --
SunTrust    O'Reilly Automotive, Inc. Stock Fund        --             5,847,805      5,996,602   5,847,805      (148,797)

There were no category (i), (ii) or (iv) reportable transactions during 1999.

                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73892) pertaining to the Profit Sharing and Savings Plan of O'Reilly Automotive, Inc. of our report dated May 18, 2000, with respect to the financial statements and schedules of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.



                                                 By: /s/   Ernst & Young LLP
                                                     --------------------------
                                                     Ernst & Young LLP
Kansas City, Missouri
June 28, 2000